UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Senseonics Holdings, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

81727U105

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81727U105	13G	Page 2 of 19

1	NAMES OF REPORTING PERSONS New Enterprise Associates VII, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 25,592,322 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 25,592,322 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,592,322 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 33.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 81727U105	13G	Page 3 of 19

1	NAMES OF REPORTING PERSONS NEA Partners VII, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 25,592,322 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 25,592,322 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,592,322 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 33.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 81727U105	13G	Page 4 of 19

1	NAMES OF REPORTING PERSONS New Enterprise Associates 9, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 25,592,322 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 25,592,322 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,592,322 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 33.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 81727U105	13G	Page 5 of 19

1	NAMES OF REPORTING PERSONS NEA Partners 9, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 25,592,322 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 25,592,322 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,592,322 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 33.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 81727U105	13G	Page 6 of 19

1	NAMES OF REPORTING PERSONS New Enterprise Associates 10, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 25,592,322 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 25,592,322 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,592,322 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 33.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 81727U105	13G	Page 7 of 19

1	NAMES OF REPORTING PERSONS NEA Partners 10, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 25,592,322 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 25,592,322 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,592,322 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 33.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 81727U105	13G	Page 8 of 19

1	NAMES OF REPORTING PERSONS M. James Barrett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 14,319,474 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 14,319,474 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,319,474 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 81727U105	13G	Page 9 of 19

1	NAMES OF REPORTING PERSONS Peter J. Barris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 25,592,322 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 25,592,322 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,592,322 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 33.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 81727U105	13G	Page 10 of 19

1	NAMES OF REPORTING PERSONS Scott D. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 14,319,474 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 14,319,474 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,319,474 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 81727U105	13G	Page 11 of 19

Item 1(a).	Name of Issuer:

Senseonics Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

20451 Seneca Meadows Parkway, Germantown, Maryland 20876-7005.

Item 2(a).	Names of Persons Filing:

New Enterprise Associates VII, Limited Partnership (“NEA 7”); NEA Partners VII, Limited Partnership, which is the sole general partner of NEA 7 (“NEA Partners 7”); New Enterprise Associates 9, Limited Partnership (“NEA 9”); NEA Partners 9, Limited Partnership, which is the sole general partner of NEA 9 (“NEA Partners 9”); New Enterprise Associates 10, Limited Partnership (“NEA 10”); NEA Partners 10, Limited Partnership, which is the sole general partner of NEA 10 (“NEA Partners 10”); M. James Barrett (“Barrett”), Peter J. Barris (“Barris”) and Scott D. Sandell (“Sandell”) (collectively, the “General Partners”).  Barris is the sole general partner of NEA 7 and NEA 9.  The General Partners are the individual general partners of NEA Partners 10.  The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of NEA 7, NEA Partners 7, NEA 9, NEA Partners 9, NEA 10 and NEA Partners 10 is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.  The address of the principal business office of Sandell is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025.  The address of the principal business office of Barris and Barrett is New Enterprise Associates, 5425 Wisconsin Ave., Suite 800, Chevy Chase, MD 20815.

Item 2(c).	Citizenship:

Each of NEA 7, NEA Partners 7, NEA 9, NEA Partners 9, NEA 10 and NEA Partners 10 is a limited partnership organized under the laws of the State of Delaware.  Each of the General Partners is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock (“Common Stock”).

Item 2(e).	CUSIP Number:

81727U105.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 81727U105	13G	Page 12 of 19

Item 4.	Ownership.

(a)
Amount Beneficially Owned:  NEA 7 is the record owner of 2,534,912 shares of Common Stock (the “NEA 7 Shares”) and warrants to purchase 139,645 shares of Common Stock, exercisable immediately (the “NEA 7 Warrant Shares” and, together with the NEA 7 Shares” the “NEA 7 Securities”) as of December 31, 2015.  As the sole general partner of NEA 7, NEA Partners 7 may be deemed to own beneficially the NEA 7 Securities.  As the sole general partner of NEA Partners 7, Barris may also be deemed to own beneficially the NEA 7 Securities.

NEA 9 is the record owner of 7,896,661 shares of Common Stock (the “NEA 9 Shares”) and warrants to purchase 701,630 shares of Common Stock, exercisable immediately (the “NEA 9 Warrant Shares” and, together with the NEA 9 Shares” the “NEA 9 Securities”) as of December 31, 2015.  As the sole general partner of NEA 9, NEA Partners 9 may be deemed to own beneficially the NEA 9 Securities.  As the sole general partner of NEA Partners 9, Barris may also be deemed to own beneficially the NEA 9 Securities.

NEA 10 is the record owner of 13,240,038 shares of Common Stock (the “NEA 10 Shares”) and warrants to purchase 1,079,436 shares of Common Stock, exercisable immediately (the “NEA 10 Warrant Shares” and, together with the NEA 10 Shares” the “NEA 10 Securities”) as of December 31, 2015.  As the sole general partner of NEA 10, NEA Partners 10 may be deemed to own beneficially the NEA 10 Securities.  As the individual general partners of NEA Partners 10, each of the General Partners may also be deemed to own beneficially the NEA 10 Securities.

By virtue of their relationship as affiliated entities, whose controlling entities have overlapping individual controlling persons, each of NEA 7, NEA Partners 7, NEA 9, NEA Partners 9, NEA 10 and NEA Partners 10 may be deemed to share the power to direct the disposition and vote of the NEA 7 Securities, the NEA 9 Securities and the NEA 10 Securities.

(b)
Percent of Class:  See Line 11 of cover sheets.  The percentage set forth on the cover sheet for each Reporting Person other than Barrett and Sandell is calculated based on 76,980,772 shares of Common Stock reported to be outstanding, which includes (i) 75,060,061 shares of Common Stock (the “Form S-1 Shares”) reported by the Issuer to be outstanding as of December 31, 2015 on Form S-1 filed with the Securities and Exchange Commission on January 13, 2016, (ii) the NEA 7 Warrant Shares, (iii) the NEA 9 Warrant Shares and (iv) the NEA 10 Warrant Shares.  The percentage set forth on the cover sheet for each of Barrett and Sandell is calculated based on 76,139,497 shares of Common Stock, which includes (A) the Form S-1 Shares and (B) the NEA 10 Warrant Shares.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Line 5 of cover sheets.

(ii)	shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.

(iv)	shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 81727U105	13G	Page 13 of 19

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable. The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13G.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 81727U105	13G	Page 14 of 19

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:       February 11, 2016

NEW ENTERPRISE ASSOCIATES VII, LIMITED PARTNERSHIP

By:	NEA PARTNERS VII, LIMITED PARTNERSHIP
General Partner

By:                  *
 Peter J. Barris
 General Partner

NEA PARTNERS VII, LIMITED PARTNERSHIP

By:                  *
 Peter J. Barris
 General Partner

        *
Peter J. Barris

NEW ENTERPRISE ASSOCIATES 9, LIMITED PARTNERSHIP

By:          NEA PARTNERS 9, LIMITED PARTNERSHIP
General Partner

By:                  *
 Peter J. Barris
 General Partner

NEA PARTNERS 9, LIMITED PARTNERSHIP

By:                  *
 Peter J. Barris
 General Partner

        *
Peter J. Barris

CUSIP No. 81727U105	13G	Page 15 of 19

NEW ENTERPRISE ASSOCIATES 10, LIMITED PARTNERSHIP

By:	NEA PARTNERS 10, LIMITED PARTNERSHIP
General Partner

By:                  *
 Peter J. Barris
 General Partner

NEA PARTNERS 10, LIMITED PARTNERSHIP

By:                  *
 Peter J. Barris
 General Partner

* M. James Barrett

* Peter J. Barris

* Scott D. Sandell

*/s/ Louis S. Citron
Louis S. Citron
As attorney-in-fact

This Schedule 13G was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 81727U105	13G	Page 16 of 19

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Senseonics Holdings, Inc.

EXECUTED this 11th day of February, 2016

NEW ENTERPRISE ASSOCIATES VII, LIMITED PARTNERSHIP

By:	NEA PARTNERS VII, LIMITED PARTNERSHIP
General Partner

By:                  *
 Peter J. Barris
 General Partner

NEA PARTNERS VII, LIMITED PARTNERSHIP

By:                  *
 Peter J. Barris
 General Partner

        *
Peter J. Barris

NEW ENTERPRISE ASSOCIATES 9, LIMITED PARTNERSHIP

By:          NEA PARTNERS 9, LIMITED PARTNERSHIP
General Partner

By:                  *
 Peter J. Barris
 General Partner

NEA PARTNERS 9, LIMITED PARTNERSHIP

By:                  *
 Peter J. Barris
 General Partner

        *
Peter J. Barris

CUSIP No. 81727U105	13G	Page 17 of 19

NEW ENTERPRISE ASSOCIATES 10, LIMITED PARTNERSHIP

By:	NEA PARTNERS 10, LIMITED PARTNERSHIP
General Partner

By:                  *
 Peter J. Barris
 General Partner

NEA PARTNERS 10, LIMITED PARTNERSHIP

By:                  *
 Peter J. Barris
 General Partner

* M. James Barrett

* Peter J. Barris

* Scott D. Sandell

*/s/ Louis S. Citron
Louis S. Citron
As attorney-in-fact

This Schedule 13G was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 81727U105	13G	Page 18 of 19

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 1st day of August, 2013.

/s/ M. James Barrett
M. James Barrett

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Rohini Chakravarthy
Rohini Chakravarthy

/s/ Patrick Chung
Patrick Chung

/s/ Ryan Drant
Ryan Drant

/s/ Anthony A. Florence
Anthony A. Florence

/s/ Robert Garland
Robert Garland

/s/ Paul Hsiao
Paul Hsiao

/s/ Patrick J. Kerins
Patrick J. Kerins

CUSIP No. 81727U105	13G	Page 19 of 19

/s/ Suzanne King
Suzanne King

/s/ Krishna S. Kolluri
Krishna S. Kolluri

/s/ C. Richard Kramlich
C. Richard Kramlich

/s/ Edward Mathers
Edward Mathers

/s/ David M. Mott
David M. Mott

/s/ John M. Nehra
John M. Nehra

/s/ Charles W. Newhall III
Charles W. Newhall III

/s/ Jason R. Nunn
Jason R. Nunn

/s/ Jon Sakoda
Jon Sakoda

/s/ Scott D. Sandell
Scott D. Sandell

/s/ Peter W. Sonsini
Peter W. Sonsini

/s/ A. Brooke Seawell
A. Brooke Seawell

/s/ Ravi Viswanathan
Ravi Viswanathan

/s/ Paul E. Walker
Paul E. Walker

/s/ Harry Weller
Harry Weller